August 23, 2024

Paul Rouse
Chief Financial Officer
Thryv Holdings, Inc.
P.O. Box 619810
Dallas, TX 75261

        Re: Thryv Holdings, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 001-35895
Dear Paul Rouse:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services